

Mail Stop 3628

March 12, 2009

By Facsimile and U.S. Mail

Mr. William Barker
Senior Vice President and
   Chief Financial Officer
Federal Signal Corporation
1415 W. 22nd Street
Oak Brook, Illinois 60523

Re: **Federal Signal Corporation**
       Preliminary Proxy Statement on Schedule 14A
       Filed on March 5, 2009
       File No. 001-06003

Dear Mr. Barker:

We have conducted a limited review of the filing listed above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist the filing persons in their compliance with the applicable disclosure requirements and to enhance the overall disclosure in their filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PRE14A filed March 5, 2009

General

1.   We note your proxy statement filed as a PRE 14A does not carry the appropriate header tag on EDGAR. Proxy statements involving a contested election of directors must be designated as such by using the header tag PREC14. To ensure that you properly identify the soliciting materials you file on EDGAR, please contact the SEC's Filer Support

Branch at 202.551.8900.

2.   Please provide a background discussion of the contacts, if any, the company has had with Mr. Warren B. Kanders during the time period leading up to the current solicitation. You should describe in sufficient detail whether the company's board of directors responded to contacts made by Mr. Kanders and if material, the specifics of any discussions between the parties.

3.   We note your disclosure on page 7 that the company's board of directors believes the election of its nominees "will further the best interests of all of our stockholders, as opposed to the election of the nominees proposed by Mr. Kanders." Please explain why the company's board of directors does not believe the best interests of its stockholders will be furthered by the election of Mr. Kanders' board nominees.

Cover Page

4.   In the last sentence on the cover page, you state that "[i]in the event that there are not sufficient votes for a quorum or to approve the items of business at the time of the Annual Meeting, our Company reserves the right to adjourn or postpone the Annual Meeting in order to permit our Company to solicit additional proxies." If the adjournment/postponement of the meeting is intended as a means for soliciting additional proxies, this would constitute a separate substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. See Rule 14a-4 of the Exchange Act. To the extent applicable, please revise this disclosure and the proxy card. The proxy card should include an additional box so that the shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is being contemplated. Also provide the information required pursuant to Item 21 of Schedule 14A.

Solicitation Costs, page 4

5.   Please revise this section to include the information required by Item 4(b)(1) to Schedule 14A. We noticed that your disclosure does not describe the methods employed and to be employed to solicit security holders.

6.   In addition, please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview, telephone, television or radio, must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please supplementally confirm your understanding.

Information Regarding Directors and Nominees, page 7

7.   Please revise the biographical information of the nominees and continuing directors so that it complies with Item 401 of Regulation S-K. Refer to Item 7(b) of Schedule 14A.

For example, revise the biographies to ensure that you completely describe each individual's business experience for the past five years and disclose the dates of experience by <u>month</u> and <u>year</u>. Also, ensure that there are no gaps or ambiguities regarding time in the five-year business sketches you provide. For example, we note that such information is lacking in the business description of the following individuals: John McCartney, Robert M. Gerrity, Paul W. Jones and Brenda L. Reichelderfer.

<u>Form of Proxy Card</u>

8.   Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown "a reasonable time before the solicitation." Please clarify this on the proxy card.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company is in possession of all facts relating to the company's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Christina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers and Acquisitions

cc: Jennifer Sherman, Esq.
        Federal Signal Corporation (via facsimile to 1-866-229-4459)